

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Scott Painter
Chief Executive Officer
EVe Mobility Acquisition Corp
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

> **Re: EVe Mobility Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed November 12, 2021**
> **File No. 333-261053**

Dear Mr. Painter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Underwriting
Other Relationships, page 155

1. We note your disclosure that you are not under any contractual obligation to engage the underwriters to provide services after this offering. Please revise this section for consistency with the Business Combination Marketing Agreement, and compensation payable thereunder, described on the following page.

Business Combination Marketing Agreement, page 156

2. Please disclose the material terms of the Business Combination Marketing Agreement including, without limitation, the redemption conditions under which the marketing fee is reduced or eliminated.

<u>Financial Statements</u>
<u>General, page F-1</u>

3.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

<u>NOTE 2. Summary Of Significant Accounting Policies</u>
<u>Recent Accounting Standards, page F-12</u>

4.   We note you have disclosed when the recently issued accounting standard is effective but you did not disclose when you expect to adopt ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the date on which you expect to adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing

cc: Gregg A. Noel